Exhibit 99.1

Genius Group Hosts Partner Conference in the Metaverse

SINGAPORE, October 6, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, held its global Partner Conference yesterday as a three hour immersive experience.

More than 700 partners from around the world registered for the Partner Conference to gain insight into the latest trends in online education and artificial intelligence, unlock success strategies by applying the Genius Formula, network with experts, explore partnership opportunities and playing the ‘World Game’ to make an impact in the world and address world hunger.

The conference’s keynote was Jeff Hays, Founder of Revealed Films and author of ‘The Entrepreneurial Brain - How to Ride the Waves of Entrepreneurship and Live to Tell About It’, launched this week by Harper Collins. The Entrepreneurial Brain is also being launched as a Docuseries by Revealed Films, a Genius Group company.

Conference attendees also experienced a preview of Genius Metaversity 2.0, with four campuses (School, University, Entrepreneur & Investor Campuses) and a partner portal designed as a space station in orbit, including live courses, events and master classes, with the ability to teleport visitors to the global classrooms of Genius Group’s faculty partners and country and city leaders around the world.

Key conference topics also included:

“Partnerships in the Age of AI” by Genius Group CEO, Roger Hamilton

“The Role of AI in Education and Mentorship” by AI Expert & Consultant, Jazz Rasool

“Partner Portal 2.0” presented by Genius Group Head of Product, Jason Jaingue

“Genius Partner Panel” hosted by Michelle Nolting

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry, RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com